SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Fairfax Financial Holdings Ltd. (Name of Issuer)

Common Stock (Title of Class of Securities)

303901102 (CUSIP Number)

July 31, 2005 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 303901102	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON: Marshfield Associates TIN: 52-1812171

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Washington DC

	5	SOLE VOTING POWER
NUMBER OF		As of 12/31/2008 188,893
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		0
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		As of 12/31/2008 188,893
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	As of 12/31/2008 188,893

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	As of 12/31/2008 11.21%

12	TYPE OF REPORTING PERSON*
	IA

CUSIP No. 303901102	13G	Page 3 of 5 Pages

ITEM 1(a).      NAME OF ISSUER:

                         Fairfax Financial Holdings Ltd. (“Fairfax”)

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

95 Wellington St., West
Toronto, Ontario, Canada

ITEM 2(a).      NAME OF PERSON FILING:

                         This Schedule 13G is being filed on behalf of the following person (the “Reporting Person”):

Marshfield Associates (“Marshfield”)

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                         The principal business office of the Reporting Person filing this Schedule 13G is located at 21 Dupont Circle, NW, Washington, DC 20036.

ITEM 2(c).      CITIZENSHIP:

Marshfield:	a District of Columbia general partnership

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                        Common Stock

ITEM 2(e).      CUSIP Number:

                     303901102

CUSIP No. 303901102	13G	Page 4 of 5 Pages

ITEM 3.        IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS:    One of the following

                        Marshfield is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

ITEM 4.        OWNERSHIP:

                        The information in items 1 and 5 through 11 on the cover pages (page 2) on this Schedule 13G is hereby incorporated by reference.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                        If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following.     [  ]

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                        Not applicable.

ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                        Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

                        Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

                        Not applicable.

CUSIP No. 303901102	13G	Page 5 of 5 Pages

ITEM 10.        CERTIFICATION

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 12, 2009

Marshfield Associates*

By:	Kimberly Vinick, its Chief Compliance Officer

/s/ Kimberly Vinick
Kimberly Vinick

* The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.